Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY & LEGACY OIL + GAS INC. ANNOUNCE
CLOSING OF LEGACY OIL + GAS ACQUISITION

June 30, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) and Legacy Oil + Gas Inc. (“Legacy”) (TSX: LEG) are pleased to announce today that Crescent Point has completed the acquisition of all of the issued and outstanding common shares of Legacy by way of arrangement (the “Legacy Acquisition”).

Under the terms of the Legacy Acquisition, shareholders of Legacy exchanged each of their common shares for 0.095 of a common share of Crescent Point. Former shareholders of Legacy will be eligible to receive the CDN$0.23 dividend to be paid on July 15, 2015, to shareholders of record on June 30, 2015.

With the Legacy Acquisition, Crescent Point has acquired high-netback, low-decline second half 2015 average production of approximately 20,000 boe/d, and approximately 1,000 net sections of land, of which approximately 525 net sections are in southeast Saskatchewan (the “Legacy Assets”). The southeast Saskatchewan lands include approximately 200 net sections in the emerging and highly economic Midale light oil resource play.

Key benefits of the Legacy Acquisition to Crescent Point include:

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Entrance into the emerging Midale light oil resource play: The unconventional Midale light oil resource play is a large oil-in-place pool with a low recovery factor to date and is currently in the early stages of horizontal well development. Crescent Point believes that the economics of the unconventional Midale play compete favorably with other top-quartile shallow resource plays such as the Bakken, Flat Lake Torquay and Viking plays. Over 400 net drilling locations have been internally identified in the play, of which 105 net locations are booked as proved plus probable (“2P”) and 67 net locations are booked as proved (“1P”);

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Financial accretion and increased dividend sustainability: The Legacy Acquisition is expected to generate production per share accretion of approximately five to nine percent in 2016, on a debt-adjusted basis, based upon expected production of 20,000 to 25,000 boe/d. This is based on expected 2016 capital expenditures for the Legacy Assets of between $150 million and $250 million, but excludes any additional improvements Crescent Point may achieve through cost reductions. The Company expects cash flow per share accretion of a similar magnitude in 2016, and a greater amount in future years, due to production growth and the significant tax pools acquired. Crescent Point expects its total payout ratio to improve in 2016 due to anticipated synergies, tax benefits and increased free cash flow associated with the Legacy Acquisition;

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Increased capital flexibility: The Legacy Acquisition increases Crescent Point’s drilling inventory by approximately 940 net internally identified locations, of which 386 are booked as 2P and 126 net locations are booked as 1P. The addition of this highly economic inventory with attractive capital efficiencies provides Crescent Point with increased capital flexibility, especially during periods of low commodity prices; and

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Synergies: The Company expects to achieve cost and operational synergies with the Legacy Acquisition given that the Legacy Assets are overlapping with, and are highly complementary to, Crescent Point’s asset base in southeast Saskatchewan. Crescent Point will also look to reduce overall costs and improve efficiencies while transferring its horizontal drilling, completions and waterflood expertise to the Legacy Assets. The Legacy Assets have a high working interest of approximately 75 percent, which provides Crescent Point with greater control in all areas of development.

The Legacy Acquisition provides Legacy shareholders an enhanced ability to unlock significant value from Legacy’s assets due to Crescent Point’s financial strength and technical advantage, combined with the overlap of Legacy’s and Crescent Point’s asset bases in southeast Saskatchewan. Legacy shareholders will also receive increased diversification and the opportunity for attractive yield-plus-growth potential from Crescent Point’s high quality assets.

Total consideration for the Legacy Acquisition was approximately $1.53 billion, comprised of approximately 18.2 million Crescent Point common shares valued at a five-day volume weighted average trading price at the time of announcement of $29.55 per Crescent Point common share, the assumption of net debt, anticipated adjustments for dissenting shareholders and transaction costs. The net debt assumed was significantly reduced through Crescent Point’s recently completed bought deal financing, which raised aggregate gross proceeds of approximately $660 million and maintains the Company’s financial flexibility on a pro-forma basis.

As a result of the Legacy Acquisition, Legacy common shares will be delisted from the TSX on or about July 3, 2015.

Registered Legacy shareholders who have not already done so should submit their certificates representing Legacy common shares to Computershare Investor Services Inc., the depositary appointed by Crescent Point in relation to the Legacy Acquisition. Certificates should be submitted together with applicable letters of transmittal in accordance with the instructions set out therein in order to receive Crescent Point common shares. Letters of transmittal were previously sent to Legacy shareholders and additional copies may be obtained by contacting Computershare Investor Services Inc. by telephone at 1-800-564-6253 or by email at corporateactions@computershare.com.

DRILLING LOCATIONS

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Company's engineering report of the Legacy Assets and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the prospective acreage associated with the Legacy Assets and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Of the approximately 940 (net) drilling locations identified herein, 126 are proved locations, 260 are probable locations and the remaining are unbooked locations. Of the approximately 400 (net) Midale drilling locations identified herein, 67 are proved locations, 38 are probable locations and the remaining are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which the Company will actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

NON-GAAP FINANCIAL MEASURES

Throughout this press release, the Company uses the terms “netback”, “payout ratio” and “net debt”. These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio is calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt (in respect of the Legacy Arrangement) is calculated as Legacy’s current liabilities and long-term debt, less current assets and investment in associate, excluding derivatives and reclamation fund and estimated as at time of closing and inclusive of transaction costs.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. This press release also contains “financial outlook”. The Company has tried to identify such forward-looking statements and financial outlook by use of such words as "expected", "look forward to” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements and financial outlook pertaining to: the expected production from the Legacy Assets; the drilling locations associated with the Legacy Assets; the anticipated impact of the Legacy Acquisition on Crescent Point’s production per share on a debt-adjusted basis, cash flow per share, payout ratio and capital flexibility; the anticipated cost and operational synergies associated with the Legacy Acquisition; and Crescent Point’s plans to look to lower overall costs and improve efficiencies while transferring expertise to the Legacy Assets.

All forward-looking statements and financial outlook are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements and financial outlook are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements and financial outlook included in this press release should not be unduly relied upon. By their nature, such forward-looking statements and financial outlook are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” Financial outlook contained herein is made as of the date of this press release and is provided for the purpose of describing the anticipated effects of the Legacy Acquisition on Crescent Point’s business operations. Readers are cautioned that financial outlook contained in this document should not be used for purposes other than for which it is disclosed herein.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities.

Readers are cautioned not to place undue reliance on this forward-looking information and financial outlook, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information or financial outlook, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.	LEGACY OIL + GAS INC.

Scott Saxberg,	Trent J. Yanko,
President and Chief Executive Officer	President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1

FOR FURTHER INFORMATION ON LEGACY OIL + GAS INC. PLEASE CONTACT:

Trent J. Yanko, President + CEO, or Curt W. Ziemer, Vice President + CFO.

Telephone: (403) 441-2300
Fax: (403) 441-2017	Website: www.legacyoilandgas.com

Legacy Oil + Gas Inc.
Suite 4400 525 - 8th Avenue S.W.
Calgary, AB, T2P 1G1